FILED AS OF DATE:       April 14, 2004


                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE TO

                 Tender Offer Statement Under Section 13(e)(1)
                    of the Securities Exchange Act of 1934

                                FINAL AMENDMENT

                          ASA DEBT ARBITRAGE FUND LLC
                               (Name of Issuer)

                          ASA DEBT ARBITRAGE FUND LLC
                     (Name of Person(s) Filing Statement)

                  UNITS OF LIMITED LIABILITY COMPANY INTEREST
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                                Kenneth Banwart
                     Chairman and Chief Executive Officer
                         Aspen Strategic Alliance LLC
                      817 W. Peachtree St., NW, Suite 400
                               Atlanta, GA 30308
                                 404.760.3747

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:

                            John A. MacKinnon, Esq.
                        Sidley Austin Brown & Wood LLP
                              787 Seventh Avenue
                              New York, NY 10019
                                 212.839.5534

                                 March 3, 2004
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

Transaction Valuation: $1,675,000(a)          Amount of Filing Fee: $212.22(b)

(a) Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)    Calculated at $126.70 per $1,000,000 of the Transaction Valuation.

[ x ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $212.22
Form or Registration No:   SCHEDULE TO, REGISTRATION NO. 005-79716
Filing Party:              ASA DEBT ARBITRAGE FUND LLC
Date Filed:                March 3, 2004

[ ]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third-party tender offer subject to Rule 14d-1.

[x]    issuer tender offer subject to Rule 13e-4.

[ ]    going-private transaction subject to Rule 13e-3.

[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x].

         This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on March 3, 2004 by ASA Debt Arbitrage Fund LLC (the "Fund") in connection with an offer by the Fund to repurchase up to 67,000 units of limited liability company interests ("Units") on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal. Copies of the Offer to Repurchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on March 3, 2004.

         This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

         The following information is furnished pursuant to Rule 13e-4(c)(4):

         1.   The Offer expired at 12:00 midnight, Eastern Time, on March 30,
              2004.

         2. The Valuation Date of the Units tendered pursuant to the Offer was March 31, 2004.

         3. 15,856.07 Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

         4. Payment for 5286.24 Units was made by reallocating the amount into one or more of the other ASA Funds. Members who tendered Units by the Repurchase Request Deadline in order to reinvest the proceeds in another ASA Fund received payment for their Units on April 1, 2004. Payment for 10,569.83 Units was made by sending the proceeds to Members who did not wish to reinvest the proceeds in another ASA Fund. Members who tendered Units by the Repurchase Request Deadline but did not reinvest the proceeds in another ASA Fund received payment for their Units via a non-interest bearing, non-transferable promissory note (the "Promissory Note.") The Fund anticipates paying to such tendering Members the initial amount payable under the Promissory Notes by approximately April 30, 2004. The balance, if any, to be paid to each tendering Member with respect to the Interests purchased by the Fund will be paid promptly after the completion of the Fund's audit for the fiscal year ending January 31, 2005. It is expected that the annual audit will be completed no later than March 31, 2005.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           ASA DEBT ARBITRAGE FUND LLC


                                           By: /s/ James G. Christian, Jr.
                                           --------------------------------
                                           Name:  James G. Christian, Jr.
                                           Title:  President

April 14, 2004